UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42683

Julong Holding Limited

(Translation of registrant’s name into English)

Room 2009, Building A, Times Fortune World

No.1 Hangfeng Road, Fengtai District

Beijing, China 100070

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

INCORPORATION BY REFERENCE

This current report on Form 6-K (the “Report”) is hereby incorporated by reference in the registration statement of Julong Holding Limited (the “Company”) on Form F-3 (File No. 333-297664) to the extent not superseded by documents or reports subsequently filed or furnished.

Change in the Board of Directors and Board Committees

On August 20, 2026, the board of directors (the “Board”) of Julong Holding Limited (the “Company”) announces that Mr. Shengshan Sun, an independent director and a member of the audit committee (the “Audit Committee”), the compensation committee (the “Compensation Committee”), and the nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”, together with the Audit Committee and the Compensation Committee, the “Committees”) of the Board, has notified the Company of his resignation from the Board and each of the Committees, effective as of August 20, 2026. None of the resignation of Mr. Shengshan Sun from the Board and each of the Committees was based on any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

In connection with Mr. Sun’s resignation, the Board has appointed Mr. Xitian Zhang as a replacement independent director of the Board and as a member of each of the Committees, effective as of August 20, 2026. In connection with his appointment, Mr. Xitian Zhang and the Company have entered into a director agreement and an indemnification agreement in the forms that the Company has entered into with its other directors.

Prior to joining the Company, Mr. Xitian Zhang held various positions at Sun Yat-Sen University, with his final position being an associate professor, from July 1990 to February 2022. From July 1983 to August 1987, he served as a teaching assistant at Xiangtan University. Mr. Xitian Zhang received his bachelor’s degree in history from Xiangtan University in 1983, and his master’s degree in archival science from Renmin University of China in 1990.

As a result of the aforementioned change, the Board is currently comprised of five members, including two executive directors and three independent directors, namely Mr. Jiaqi Hu, Ms. Jinying Wang, Ms. Yuling Bai, Mr. Zhaobo Liu and Mr. Xitian Zhang. The Audit Committee consists of Ms. Yuling Bai, Mr. Zhaobo Liu and Mr. Xitian Zhang, and is chaired by Ms. Yuling Bai. The Compensation Committee consists of Ms. Yuling Bai, Mr. Zhaobo Liu and Mr. Xitian Zhang, and is chaired by Ms. Yuling Bai. The Nominating and Corporate Governance Committee consists of Ms. Yuling Bai, Mr. Zhaobo Liu and Mr. Xitian Zhang, and is chaired by Mr. Zhaobo Liu.

Exhibits Index

Exhibit No.	Description
10.1	Form of Director Agreement between the Registrant and each of its directors (incorporated herein by reference to Exhibit 10.2 to the Form F-1 filed on June 6, 2025 (File No. 333-286214))

10.2	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the Form F-1 filed on June 6, 2025 (File No. 333-286214))

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Julong Holding Limited

By:	/s/ Jiaqi Hu
Name:	Jiaqi Hu
Title:	Chairman of the Board of Directors Chief Executive Officer

Dated: August 20, 2026